UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 000-19884

LIQUID MEDIA GROUP LTD.
(Registrant)

33 West 8th Avenue – Unit 101,
Vancouver, British Columbia V5Y 1M8 Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Attached hereto and incorporated by way of reference herein is the following exhibit:

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Pro-Forma Consolidated Financial Statements for the nine months ended August 31, 2018

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-146271, and into the prospectus that forms a part of that registration statement, and to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K is hereby filed and incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-175241 and 333-101555).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUID MEDIA GROUP LTD.
(Registrant)

Date October 15, 2018	By	/s/ Charles Brezer
(Signature)
Charles Brezer
Director